FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 30/6/2020:

158,280,748 Common Shares, 9,730,258 Warrants

Date: July 8, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On June 4, 2020, the Issuer announced a semi-annual record harvest of over 3,000 Kg by Focus Medical Herbs Ltd. ("Focus Medical"), an Israeli licensed medical cannabis producer with whom the Issuer has an exclusive commercial agreement. Focus Medical also completed its first two months of shipments of medical cannabis to Super-Pharm (Israel) Ltd. and Panaxia Labs Israel, Ltd.

  On June 5, 2020, the Issuer filed its financial statements and MD&A for the three month period ended March 31, 2020.

  On June 10, 2020, the Issuer expressed its support for the announcement made by the Israeli government regarding the potential decriminalization of recreational cannabis.

  On June 15, 2020, the Issuer announced signing a binding term sheet with MGC Pharmaceuticals Ltd. for the exclusive Israeli distribution rights of CannEpil®, a phytocannabinoid medicine for the treatment of refractory epilepsy, for a period of five years. The Issuer will be responsible for obtaining registration and commercialization permits in Israel.

  On June 18, 2020 the Issuer announced that Focus Medical completed its first import of medical cannabis from an EU-GMP indoor cultivator of medical cannabis based in Canada. Focus Medical received approximately 200kg of medical cannabis.

  On June 22, 2020, the Issuer provided a further update on the Israeli government's announcement regarding the potential decriminalization of recreational cannabis, noting that the legislative framework passed first reading with the Israeli Ministerial Committee on Legislation.

  On June 24, 2020, the Issuer announced that a recent peer-reviewed study investigating the associations between phytocannabinoid treatment and migraine frequency indicated that two IMC-branded medical cannabis strains were effective in reducing long-term migraine frequency in over 60% of treated patients. The study was conducted by Professor Dedi Meiri of Technion - Israel Institute of Technology.

  On June 30, 2020, the Issuer announced that investors exercised 12,350,795 common share purchase warrants and broker compensation options which were to expire by June 27, 2020. This amounts to gross proceeds of approximately $6.0 million and represents 92.1% of the warrants and broker compensation options expiring on or prior to June 27, 2020 - with the balance having expired.

  During June 2020 Adjupharm expanded its facility to include a high security vault room with capacity for up to 500 kg of cannabis flowers.

  During June 2020, Adjupharm sold 5,445g of dried cannabis directly to pharmacies in Germany.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer remains focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing German and European supply and distribution agreements and sales and supply agreements in the local Israeli market.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable

4. Describe and provide details of any products or services that  were discontinued. For resource companies, provide details of any  drilling, exploration or production programs that have been amended or abandoned.

Not Applicable

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

The Issuer signed a binding term sheet with MGC to be the exclusive distributor of CannEpil®, as described in Item 1. MGC is not a Related Person of the Issuer.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

 Not Applicable

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable

8. Describe the acquisition of new customers or loss of customers.

Not Applicable

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

  Pursuant to the Issuer's announcement on April 8, 2020, Amir Goldstein resigned as Chief Operating Officer of the Issuer effective June 22, 2020.
  Adjupharm hired an accountant to join its accounting department.
  The Issuer hired a bookkeeper to join its accounting department.
  The Issuer hired a legal advisor to join its legal department.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

 Not Applicable

14. Provide details of any securities issued and options or warrants granted.

The following securities were issued by the Issuer in June 2020:

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	4,737,955	Exercise of warrants	$2,237,918 to be
	670,170	Exercise of compensation	used for working
		options	capital
	186,670	Exercise of stock options

Options	2,965,000	Granted on 9/6/2020 with an exercise price of $1.00	Not applicable

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

Not Applicable

16. Provide details of any changes in directors, officers or committee members.

On June 5, 2020, the Issuer held a meeting of the board of directors (the "Board") at which it resolved to establish a compensation committee (the "Compensation Committee"). At the Board meeting, Marc Lustig, Vivian Bercovici and Steven Mintz were nominated to serve on the Compensation Committee, with Ms. Bercovici to act as chair.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of the COVID- 19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures in the early stages of the COVID- 19 pandemic to protect the health and safety of its employees, to continue delivering high quality medical cannabis to its patients and to maintain its strong balance sheet. The Issuer has postponed planned investments in innovation until global economic risks subside. The Issuer will focus on developing its brand in Germany by increasing volumes to medical patients in that market, adding supply and sales agreements in Israel, and reaching profitability in the near term.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel and around the world and could result in additional precautionary measures that could impact the Issuer's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets, which could interrupt supplies and other services from third parties upon which the Issuer relies, decrease demand for products, cause staff shortages, reduced customer traffic,  and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer.

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: July 8, 2020

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End June 2020	Date of Report YY/MM/D 2020/07/08
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. 0773-360-3504
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. 0773-360-3504
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/